UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SPI ENERGY CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.000001 per share

(Title of Class of Securities)

78470H109 (1)

(CUSIP Number)

Mr. Xiaofeng Peng

Room 2703, 27th Floor, China Resources Building,

No. 26 Harbour Road, Wanchai, Hong Kong

+852 2291 6059

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares of the Issuer.

CUSIP Number: 78470H109

1.	Name of Reporting Person Xiaofeng Peng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 264,604,000 Shares
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 264,604,000 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 264,604,000 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.7%*
14	Type of Reporting Person IN

*         Based upon 645,067,172 Shares.

CUSIP Number: 78470H109

1.	Name of Reporting Person Tracy Shan Zhou
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 264,604,000 Shares
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 264,604,000 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 264,604,000 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.7%*
14	Type of Reporting Person IN

*         Based upon 645,067,172 Shares.

CUSIP Number: 78470H109

1.	Name of Reporting Person LDK New Energy Holding Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 174,904,000 Shares
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 174,904,000 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,904,000 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.7%*
14	Type of Reporting Person CO

*         Based upon 645,067,172 Shares.

This amendment No. 3 (“Amendment No. 3”) is filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Xiaofeng Peng (“Mr. Peng”), (ii) Tracy Shan Zhou (“Ms. Zhou”) and (iii) LDK New Energy Holding Limited (“LDK”).

This Amendment No. 3 amends and supplements the Schedule 13D filed by the Reporting Persons with respect to SPI Energy Co., Ltd., a Cayman Islands company (the “Issuer”), with the United States Securities and Exchange Commission (the “SEC”) on March 14, 2016 as amended and supplemented by Amendment No. 1 thereto, filed with the SEC on May 11, 2016, and Amendment No. 2 thereto, filed with the SEC on October 3, 2016 (the “Original Schedule 13D”).

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by replacing the last paragraph thereof with the text as follows:

LDK New Energy Holding Limited is a British Virgin Islands.  As of the date hereof, Ms. Zhou is the sole shareholder of LDK and Mr. Peng and Ms. Zhou are the directors of LDK.  LDK solely engages in investment holdings. LDK does not have any executive officer.  The name, business address, present principal occupation or employment and citizenship of each director of LDK are as set forth on Schedule A hereto. During the last five years, LDK has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by inserting the following text to the end thereof:

On January 11, 2017, LDK completed the purchase of 534,000 Shares pursuant to the September 2016 SPA.  LDK paid US$138,306 in consideration for those shares with a personal loan extended by Mr. Peng.

Item 4.	Purpose of Transaction
No material change.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The information contained on each of the cover pages of this Statement and the information set forth in Items 2, 3, and 4 are hereby incorporated by reference in their entirety in this Item 5.

As of the date hereof, LDK directly owns 534,000 Shares and 1,220,000 ADSs (representing 12,200,000 Shares) and holds an option to purchase 162,170,000 Shares, subject to the completion of its purchase of all shares pursuant to the September 2016 SPA.  As a result, as of the date hereof and excluding the additional Shares issuable to LDK under the September 2016 SPA, LDK beneficially owns 174,904,000 Shares, representing 21.7% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares).

As of the date hereof, Mr. Peng directly owns 20,000 ADSs (representing 200,000 Shares) and an option to purchase 2,000,000 Shares within 60 days.  As the spouse of Ms. Zhou, Mr. Peng may be deemed to beneficially own the Shares owned by Ms. Zhou pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder.  Similarly, as a director of LDK, Mr. Peng may be deemed to beneficially own the Shares owned by LDK.  As a result, as of the date hereof and excluding the additional Shares issuable to LDK under the September 2016 SPA, Mr. Peng beneficially owns 264,604,000 Shares, representing 32.7% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares).

As of the date hereof, Ms. Zhou directly owns 8,750,000 ADSs (representing 87,500,000 Shares).  As the spouse of Mr. Peng, Ms. Zhou may be deemed to beneficially own the Shares owned by Mr. Peng pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder.  Similarly, as a shareholder and director of LDK, Ms. Zhou may be deemed to beneficially own the Shares owned by LDK.  As a result, as of the date hereof and excluding the additional Shares issuable to LDK under the September 2016 SPA, Ms. Zhou beneficially owns 264,604,000 Shares, representing 32.7% of the total outstanding Shares (assuming the issuance of the 162,170,000 option Shares).

(c) Except as set forth in this Statement, the Reporting Persons have not effected any transaction in the ordinary shares or ADSs during the past 60 days.

(d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ordinary shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.

Item 7.	Material to be Filed as Exhibits.
No material change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2017

Xiaofeng Peng

/s/ Xiaofeng Peng

Tracy Shan Zhou

/s/ Tracy Shan Zhou

LDK New Energy Holding Limited

	By:	/s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Director